UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

PAMPA ENERGIA S.A.

(Exact name of registrant as specified in its charter)

Republic of Argentina

(Jurisdiction of incorporation or organization)

001-34429

(Commission file number)

n/a

(I.R.S. Employer Identification No.)

Maipú 1

Ciudad Autónoma de Buenos Aires, Argentina

(Address of principal executive offices)

C1084ABA

(Zip code)

Horacio Jorge Tomás Turri

Tel.: (54-11) 4344-6000

(Name and telephone number, including area code,

of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this Form applies:

☐ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2024.

☒ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2024.

Section 1 - Conflicts Minerals Disclosure

Item 1.01	Conflicts Minerals Disclosure and Report

Not applicable.

Item 1.02	Exhibit

Not applicable.

Section 2 - Resource Extraction Issuer Disclosure

Item 2.01	Resource Extraction Issuer Disclosure and Report

Disclosure of Payments by Resource Extraction Issuers

The payment disclosure required by this Item 2.01 is included as Exhibit 2.01 to this Form SD.

Report on payments to governments for the year ended December 31, 2024

This report provides a consolidated overview of the payments to the Federal Government and Foreign Governments (each, as defined in Form SD, and together “Governments”) made by Pampa Energía S.A. (“Pampa”) and its consolidated subsidiaries in relation with the commercial development of oil and natural gas for the fiscal year ended December 31, 2024. Unless the context requires otherwise, references in this report to the “Company,” “Pampa,” “we,” “us” and “our” refer to Pampa and its consolidated subsidiaries. References to “dollars”, “U.S. dollars”, “U.S. dollar” or “US$” are to United States dollars, and references to “peso”, “pesos” or “Ps.” are to Argentine pesos.

All payments are reported in U.S. dollars, which is the presentation currency of our consolidated financial statements. Payments that were made in currencies other than in U.S. dollars have been converted to U.S. dollars using the exchange rate applicable as detailed in Exhibit 2.01.

Oil and Gas business segment

We are engaged in the oil and gas business through the exploration and exploitation of oil and gas properties located in Argentina, with operations in 11 production blocks, 2 exploratory blocks and 688 productive wells. The Company is the fifth-largest gas producer in Argentina with 9% of the country’s gas output, and the fourth-largest shale gas producer in Argentina with 8% market share.

•	As of December 31, 2024, our combined crude oil and natural gas proved reserves amounted to approximately 231.2 million boe, 55% of which were proved developed reserves. Natural gas accounted for approximately 93% of our combined proved reserves and liquid hydrocarbons for 7%. 57% of our combined proved reserves come from shale formations, mainly in Sierra Chata, El Mangrullo and Rincón de Aranda; and

•	As of December 31, 2024, our combined oil and gas production in Argentina averaged 78.2 thousand boe per day. Crude oil accounted for approximately 4.8 thousand boe per day, while natural gas accounted for approximately 73.4 thousand boe per day.

Our projects

This report discloses the payments made by us to Governments for the commercial development of oil and natural gas and which involves the exploration, development and extraction of crude oil and natural gas.

We organize our operations into 11 productive and 2 exploratory blocks, i.e., areas defined by concession contracts or operating contracts signed by Pampa. Where activities related to one of the blocks cross the borders of a major subnational political jurisdiction, we have disclosed payments for such block as separate projects segregated per major subnational political jurisdiction. We also export oil and gas, mainly to the Republic of Chile.

Section 3 - Exhibits

Item 3.01	Exhibits

The following exhibit is filed as part of this report on Form SD.

Exhibit 2.01 – Resource Extraction Payment Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

PAMPA ENERGÍA S.A.

By: /s/ Gustavo Mariani
Name: Gustavo Mariani
Title: Chief Executive Officer

Dated: September 25, 2025